Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Nine Months Ended September 30,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings:
Earnings from continuing operations before income taxes and noncontrolling interests	$67.0	$303.9	$384.2	$379.9	$281.6	$279.3
Fixed charges	62.3	74.0	86.1	105.6	64.5	69.6

Total earnings	$129.3	$377.9	$470.3	$485.5	$346.1	$348.9

Fixed charges:
Interest expense(1)	$59.1	$69.8	$82.1	$85.6	$47.8	$53.6
Estimated interest component of rental expense	3.2	4.2	4.0	20.0	16.7	16.0

Total fixed charges	$62.3	$74.0	$86.1	$105.6	$64.5	$69.6

Ratio of earnings to fixed charges	2.1x	5.1x	5.5x	4.6x	5.4x	5.0x

(1)	Includes interest expense on all third-party indebtedness and interest related to uncertain tax benefits.